Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


THE FOLLOWING STATEMENT OF JEROME KURTZ, ESQ. WAS RELEASED FOR PUBLICATION
TODAY.



      OPINION OF JEROME KURTZ, ESQ. CONCERNING THE TAX IMPLICATIONS OF THE
      --------------------------------------------------------------------
           P&O PRINCESS- ROYAL CARIBBEAN DUAL LISTED COMPANY STRUCTURE
           -----------------------------------------------------------

                  I have been retained by Carnival Corporation to analyze the tax implications of the proposed transaction between Royal Caribbean Cruise Ltd.

and P&O Princess Cruises, plc., and to compare my analysis to certain disclosures made in the offering circulars and other public statements released by each company.

                  To summarize my views, I believe that RCCL and Princess

misstate the tax risks that flow from the implementation of the proposed DLC structure and inaccurately represent that both companies will continue to be exempt from United States income taxes under Section 883 of the Internal Revenue

Code and the proposed regulations thereunder if the transaction is approved. In fact, there is a substantial risk that some portion of each company's income,

which is now tax-exempt, will lose its tax exemption under Section 883 of the

Internal Revenue Code if the proposed DLC structure is implemented.

                  MY ANALYSIS
                  -----------

                  I understand, based on my review of publicly available

information, that the directors of RCCL and Princess have entered into an

Implementation Agreement and a Joint Venture Agreement for the purpose of effecting a DLC structure between RCCL and Princess. The board of directors of

RCCL circulated to its shareholders a proposal and proxy statement recommending approval of the DLC structure (the "RCCL

Circular").(1) Similarly, the board of directors of Princess distributed to its shareholders a proxy circular recommending approval of the DLC structure (the

"Princess Circular.")(2)

                  If the transaction is adopted as currently proposed, RCCL and

Princess would continue to operate as two separate and independent companies.

Each company's stock would trade independently of the other on the stock exchanges on which it currently trades. RCCL and Princess each would pay taxes on its own income. (Implementation Agreement Ex. A(3); RCCL Circular at 22,

48-49; Princess Circular at 6, 125, 144.)

                  At the same time, according to the RCCL and Princess Circulars

(the "Circulars"), "Royal Caribbean and P&O Princess will operate and be managed as if they were a single unified entity." (RCCL Circular at 55-56; Princess

Circular at 145.) Although RCCL and Princess would continue to have separate boards of directors, the directors for each company will consist of the same twelve individuals: Princess would designate six directors and RCCL would designate six directors. (Implementation Agreement P. 4.8.2.) Similarly, the

profitability of one company will directly impact the value of the other company because the respective distribution, dividend, and voting rights of RCCL and

Princess shareholders are determined by an Equalization Ratio. (Implementation

Agreement Ex. A; RCCL Circular at 50-51; Princess Circular at 145-46, 151.)

------------------------
1 A copy of the RCCL Circular can be found at http://media.corporate-ir.net/media_files/NYS/rcl/reports/2002proxy.pdf.

2 A copy of the Princess Circular can be found at http://www.poprincess.com/files/RCPcirc.pdf

3    The Implementation Agreement is attached to the RCCL Circular.

                  The Circulars emphasize the financial benefits of the DLC

structure. According to the Circulars, one of the purposes of the DLC structure is to "create opportunities for significant cost savings and other financial and operating benefits through the planned integration of the two companies'

operations." (RCCL Circular at 1; Princess Circular at 6, 118.) The Circulars

state that, as one of the "principal benefits" of the DLC structure, the companies will realize combined savings "estimated to be at least" $100 million annually. (RCCL Circular at 16, 47-48; Princess Circular at 6, 118, 124.) The

Circulars further state that the costs of the DLC structure implementation will be $65 million. (RCCL Circular 35; Princess Circular at 130.) The Circulars do

not take into account the tax liabilities that each of RCCL and Princess may incur if the DLC structure is approved.

                  According to the Circulars, both RCCL and Princess currently enjoy the benefits of Section 883 of the Internal Revenue Code, which effectively exempts the companies' incomes from U.S. federal income tax. (SEE 26

U.S.C. ss. 883.) The Circulars state that "Royal Caribbean and P&O Princess do not believe the DLC merger will adversely affect their ability to continue to claim exemption from United States federal income tax under Section 883 with respect to income derived from or incidental to the international operation of ships." (RCCL Circular at 22; Princess Circular at 125.) Similarly, in

calculating pro forma income statements of the DLC structure, the Circulars assume that RCCL and Princess will not have any additional income tax expenses as a result of the DLC structure. (RCCL Circular at 24-25; Princess Circular at

136.)

                  A foreign corporation is exempt from United States federal income tax on income derived from the international operation of ships if it (1)

is incorporated in a
jurisdiction that provides an equivalent exemption to United States corporations; and (2) meets one of three tests relating to its shares or its shareholders. (26 U.S.C. ss.ss. 883(a)(1) and (c)) (the "Tax Exemption"). A

foreign corporation meets the shares or shareholder test if (i) more than half of its share value is ultimately owned by individuals who reside in foreign countries that afford equivalent exemption to U.S. corporations; (ii) its stock is "primarily and regularly traded" on an established securities market in its country of incorporation, another foreign country granting the "equivalent exemption" described above, or the United States, or (iii) it is a "controlled foreign corporation." (SEE 26 U.S.C. ss. 883(c).)

                  According to the Circulars, RCCL and Princess each rely solely on the "primarily and regularly traded" basis for asserting that each is entitled to the Tax Exemption. (RCCL Circular at 21-22, 75, 89; Princess

Circular at 19-20, 66, 124-25.) The IRS has proposed regulations under Section

883 that set forth several requirements for a company's stock to be considered as regularly traded for purposes of Section 883. One of the requirements is that:

                  one or more classes of stock of the corporation that, in the aggregate, represent 80 percent or more of the total combined voting power of all classes of stock of such corporation entitled to vote AND of the total value of the stock of such corporation are listed on [an established securities market or markets as described in clause (ii) of the preceding paragraph] during the taxable year. SEE 65 F.R. 6065, 6081 (2000)
                  (to be codified at 26 C.F.R. ss.
                  1.883-2(d)(1)(i)) (the "Proposed Regulation")
                  (emphasis added).

                  The Circulars, however, inaccurately quote the Proposed

Regulation. Specifically, the Circulars state that "[s]tock will be considered

`regularly traded' on an established securities market under the proposed

Section 883 regulations if (i) stock
representing 80% or more of the issuer's outstanding shares (by voting power OR value) is listed on the market and is traded on the market, other than in de minimis quantities, on at least 60 days during the taxable year..." (RCCL

Circular at 21; Princess Circular at 124-25 (emphasis added).)

                  The Circulars, apparently relying on the misquotation of the

Proposed Regulation, assure RCCL and Princess shareholders that "Royal Caribbean and P&O Princess do not believe the DLC merger will adversely affect their ability to continue to claim exemption from United States federal income tax under Section 883 with respect to income derived from or incidental to the international operation of ships." (RCCL Circular at 22; Princess Circular at

124-25.) In fact, less than eighty percent of the voting power of each company will be "regularly traded" as that term is defined in the Proposed Regulation and, therefore, under the Proposed Regulation, neither company will be eligible for the Tax Exemption.

                  Under the terms of the Implementation Agreement, RCCL and

Princess each must issue a Special Voting Share ("SVS"), which will not be listed or traded on any stock exchange. In addition to other actions enumerated in Exhibit B of the Implementation Agreement, the SVS would vote in all elections regarding any "Joint Electorate Action." Joint Electorate Actions

include, among other matters, elections for directors. (Implementation Agreement

Ex. B.) It is generally accepted that, for federal tax purposes, "voting power"

means the ability to vote for directors.

                  Each company must place its SVS in a Special Voting Company

("SVC"). The SVC is required to cast the SVS vote in each shareholder meeting to reflect the votes cast in the other company's parallel shareholder meeting.

Based on the number of
outstanding shares held by RCCL versus Princess shareholders and the contractual arrangement between the parties, RCCL's SVS would hold 50.7% of RCCL's voting power and the Princess SVS would hold 49.3% of Princess's voting power. (RCCL

Circular at 5; Princess Circular at 6.) Thus, the publicly traded shares of RCCL represent only 49.3% of RCCL's voting power, rather than the 80% required in the

Proposed Regulation. Similarly, the publicly traded shares of Princess represent only 50.7% of Princess's voting power rather than the 80% required. Contrary to the position that RCCL and Princess take in their circulars, neither company will satisfy the "regularly traded" basis for qualifying for the Tax Exemption under the Proposed Regulation.

                  RCCL and Princess may seek to assert, on the grounds of

"substance over form" that the SVS arrangement does not constitute "stock" for tax purposes or otherwise should be viewed as complying with Section 883.

However, neither Circular makes any such assertion and the courts generally have not been sympathetic to taxpayers arguing substance over form. Based on the case law, in my judgment, it is more likely than not that a court will not disregard for tax purposes the form that RCCL and Princess themselves chose.

                  If the Tax Exemption is lost as a result of the SVS, RCCL will be subject to U.S. income tax. Under Section 863(c)(2) of the Internal Revenue

Code (26 U.S.C. ss. 863(c)(2)), fifty per cent of all income derived from transportation (such as cruise ships) that begins or ends in the United States may be treated as income from United States sources. RCCL operates a significant number of ships that begin and/or end itineraries in United States locations. Up to fifty percent of the transportation income from these itineraries will be considered U.S. source income. Based on the foregoing, it is estimated that a substantial portion of RCCL's income would be treated as

U.S. source income.

                  Section 884 of the Internal Revenue Code imposes an additional branch profits tax of 30% on the "dividend equivalent amount" of foreign corporations calculated based on the foreign corporation's after-tax U.S. source

"effectively connected" income, adjusted for increases or decreases in its "U.S.

net equity." (26 U.S.C.ss. 884.) If Section 883 does not exempt RCCL's income from United States taxation, some or all of RCCL's after-tax U.S. source income could be subject to a branch profits tax under Section 884. To the extent that branch profits tax would be due, RCCL's U.S. source income thus would be subject to a combined tax rate of approximately 55%. If any of RCCL's U.S. source income is not treated as "effectively connected" with the conduct of a trade or business, a 4% tax could apply to the gross amount of such income, unreduced by any deductions. (26 U.S.C.ss. 887.)

                  The RCCL Circular makes the inaccurate statement that "[w]hile qualification for exemption of a minor portion of U.S. source shipping income is not entirely free from doubt, P&O Princess believes that any U.S. federal income tax imposed on the non-exempt portion would not be material to P&O Princess as a whole." (RCCL Circular at 89.) Although Princess, as a U.K. company, may nonetheless enjoy benefits pursuant to a tax treaty in effect between the United

States and the United Kingdom (the United Kingdom-United States Income Tax

Treaty (the "Treaty"), subsidiaries of Princess that are not U.K. entities are not entitled to the benefits of the Treaty, and thus must claim exemption, if at all, under Section 883. If Princess cannot rely on Section 883 and its proposed regulations for exemption from U.S. tax liability, its non-U.K. subsidiaries will not be able to do so, either.

                  MY CONCLUSION
                  -------------

                  In my opinion, there is a significant risk that neither RCCL nor Princess's non-U.K. subsidiaries will qualify for the Tax Exemption under the Proposed Regulation, and therefore the Circulars materially misrepresent the tax liability that RCCL and Princess will likely incur if the DLC structure is approved by the shareholders.

                  JEROME KURTZ'S LEGAL EXPERIENCE
                  -------------------------------

                  Jerome Kurtz, Esq. was most recently a professor at New York

University School of Law from 1991 to 2001. From 1995 to 1998, he was director of the Graduate Tax Program at New York University School of Law. From 1977

through 1980, he was United States Commissioner of Internal Revenue. He is

licensed to practice law in Pennsylvania, New York, and the District of

Columbia, and has specialized in tax law all of his practice.

                  Professor Kurtz graduated from Harvard Law School in 1955.

From 1958 to 1990, he practiced law in the tax departments of two major law firms, and the United States Treasury Department. He was an associate, partner,

and Chairman of the tax department at the law firm of Wolf, Block, Schoor &

Solis-Cohen from 1958 to 1976, except for the two and a half years when he was

Tax Legislative Counsel in the United States Treasury Department. Professor

Kurtz was a partner in the tax department of the law firm of Paul, Weiss,

Rifkind, Wharton & Garrison from 1980 to 1990. In his 45 years of experience as a tax attorney, tax law professor, and tax administrator, Professor Kurtz has evaluated the United States tax implications of hundreds of proposed transactions.

                  Professor Kurtz has served on several committees that focus on tax-related legal issues. Among others, he served in the following leadership positions: Chair of the Association of the Bar of the City of New York Council

on Taxation, Chairman of the Tax Shelter Study Committee of the American Bar

Association Section on Taxation, Vice Chairman of the Committee on Internal

Revenue Service and Tax Court Budget and Appropriations of the American Bar

Association Section on Taxation, President of the Center for InterAmerican Tax

Administration, Chairman of the Tax Section of the

Philadelphia Bar Association, and Member of the Advisory Group to the

Commissioner of Internal Revenue. He has also testified before numerous

Congressional Committees as an invited witness on various tax laws, regulations,

and proposals.

                  A complete copy of Professor Kurtz's curriculum vitae is

attached hereto as Exhibit A.

                                                                       EXHIBIT A
                                                                       ---------

                            BIOGRAPHICAL INFORMATION

                                  JEROME KURTZ



PERSONAL

BORN:                      May 19, 1931, Philadelphia, PA
----

RESIDENCE:                 17 East 16th Street
---------                  New York, NY 10003

FAMILY:                    Married, Elaine Kahn on July 28, 1956.
------                     Two daughters - Madeline and Nettie.

EDUCATION
                           Harvard Law School, LL.B. (m.c.l.) 1955
                           Temple University, B.S. (honors) 1952

EMPLOYMENT
1991 - 2001                Professor, New York University School of Law
1995 - 1998                Director, Graduate Tax Program, New York University
                           School of Law
1980 - 1990                Partner, Paul, Weiss, Rifkind, Wharton & Garrison,
                           resident in Washington, DC
1977 - 1980                Commissioner of Internal Revenue, U.S. Treasury
                           Department, Washington, DC
1969 - 1976                Partner and Chairman, Tax Department, Wolf, Block,
                           Schorr and Solis-Cohen, Philadelphia, PA
1966 - 1968                Tax Legislative Counsel, U.S. Treasury Department,
                           Washington, DC
1958 - 1966                Associate and Partner, Wolf, Block, Schorr and
                           Solis-Cohen, Philadelphia, PA
1956 - 1957                U.S. Army

TEACHING
1991 - 2001                Professor, New York University School of Law
1975 - 1976                Visiting Professor, Harvard Law School
1969 - 1974                Lecturer, University of Pennsylvania Law School
1964 - 1965                Lecturer, Villanova Law School

PROFESSIONAL AND PUBLIC SERVICE ACTIVITIES
Chair, Council on Taxation, Association of the Bar of the City of New York, 1993
- 1995

Advisory Board, Little, Brown, Tax Practice Series, 1994 - 1996

Advisory Board, New York University Annual Tax Institute, 1988 - 1996

Consultant, American Law Institute, Federal Income Tax Project: Taxation of "Pass-Through Entities," 1995

Advisory Panel, National Academy of Sciences, National Research Council, Computer Science and Telecommunications Board, Advisory Committee to the Internal Revenue Service, 1989 - 1995.

Chairman, Tax Shelter Study Committee, Section of Taxation, American Bar Association, 1982 - 1984.

Vice Chairman, Committee on Internal Revenue Service and Tax Court Budget and Appropriations, Section of Taxation, American Bar Association, 1983 - 1985.

Executive Committee - Tax Section, New York State Bar Association, 1981 - 1982.

Special Committee on the Lawyer's Role in Tax Practice, Association of the Bar of the City of New York, 1981 - 1982.

Co-Chairman, Advisory Board, N.Y.U. - IRS Continuing Education Program, 1982 - 1986.

Advisory Panel, National Academy of Sciences, National Research Council, Committee on Research on Law Enforcement, 1987 - 1989.

President, Center for InterAmerican Tax Administration (CIAT) 1980.

Chairman, Tax Section of Philadelphia Bar Association, 1975 and 1976.

Member, Advisory Group to Commissioner of Internal Revenue, 1976.

American Law Institute, Member, Advisory Group, Federal Income Tax Project.

American College of Tax Counsel.

National Board, Common Cause, 1983 - 1989, Chairman, Finance Committee 1988 - 1989.

Board of Directors, American Civil Liberties Union - National Capital Area, 1990
- 1991.

Certified Public Accountant, Pennsylvania

Admitted to Bar, Pennsylvania, New York and the District of Columbia.

HONORS AND AWARDS
Treasury Department, Alexander Hamilton Award, 1980.
Treasury Department, Exceptional Service Award, 1968.
Editor, Harvard Law Review (1953 - 1955).
Treasury Department, Exceptional Service Award, 1968.

Editor, Harvard Law Review (1953 - 1955).
Beta Gamma Sigma (Honorary Business Fraternity).

PUBLICATIONS
         SPEECHES AND CONGRESSIONAL TESTIMONY BY ME DURING TENURE AS COMMISSIONER OF INTERNAL REVENUE ARE NOT INCLUDED IN THE FOLLOWING LIST.

Two Cheers for the Income Tax, 90 Tax Notes 811 (February 5, 2001).

The Interest Deduction Under Our Hybrid Tax System: Muddling Toward Accommodation, 50 Tax Law Review 153 (1995).

The Limited Liability Company and the Future of Business Taxation: A Comment on Professor Berger's Plan, 47 Tax Law Review 815 (1992).

Penalty Revision and The Case for Section 6661, 42 Tax Notes 1617 (March 27,
1989).

Comments on INVESTMENT INCENTIVES IN THEORY AND PRACTICE by Charles R. Hulten and Robert A. Klayman, Uneasy Compromises, Brookings Institution, (Aaron, Galper and Pechman, Eds., 1988).

The Impact of Tax Reform on Corporate Lawyers, Seventeenth Annual Institute on Securities Regulation (Practicing Law Institute, 1986).

A Perspective From the United States of America, Decision Making in the Australian Tax System (Australian Tax Research Foundation, Conference Series No. 5, 1985).

Comments on the "Indexing for Inflation and the Interest Deduction," 30 Wayne Law Review 969 (1984).

A Broad-Based Tax - An Idea Whose Time Has Come?, The New Tax Reform of the 80s (An LTV Forum, 1982).

The Disclosure Provision of the Internal Revenue Code, XIV Tax Notes 227 (February 1, 1982).

Notes to a New Commissioner of Internal Revenue, XII Tax Notes 1195 (June 1,
1981).

Tax Fraud Hyperbole, (with Joseph A. Pechman), New York Times, July 12, 1982).

Real Estate Tax Shelters, in Federal Tax Reform for 1976 (Surrey, McDaniel and Pechman, Editors, 1976) (Fund for Public Policy Research).

Real Estate Tax Shelters - A Postscript, National Tax Journal, October, 1973.

Tax Incentives for Real Estate Have Failed, 3 Real Estate Review 66 (Summer
1973), excerpts of testimony presented as Invited Panelist to the House Ways and Means Committee, Hearing on General Tax Reform, February 8, 1973

Prospective Federal Taxation: A Panel Discussion, New York University 31st Institute on Federal Taxation, 1972.

Reform of Death and Gift Taxes: The 1969 Treasury Proposals, The Criticisms, and a Rebuttal (with Stanley S. Surrey), 70 Columbia Law Review 1365 (December,
1970); reprinted, Monthly Digest of Tax Articles, April 18, 1971), portions reprinted Goldstein, Readings in Death and Gift Tax Return (Foundation Press,
1971).

The Tax Reform Act of 1969 - A look at the Forest 6 Wayne Law Review 1211
(1970).

Advantages and Disadvantages of Various Ways of Holding Real Estate (panel discussion with Alan J.B. Aronsohn and Saul Duff Kronovet), New York University, 28th Institute on Federal Taxation (1970).

The Impact of Tax Factors in Conglomerates and Other Modern Merger Movements, 25 The Business Lawyer 771 (January, 1970) and 39 Antitrust Law Journal 251 (1970).

Federal Estate and Gift Tax Changes: Some Arguments for Reform, Trusts and Estates, May, 1969 (reprint of testimony given before House Ways and Means Committee). Testimony also reprinted in Sander and Westfall, Readings in Federal Taxation 594 (1970), and in Goldstein, Reading in Death and Gift Tax Reform (Foundation Press, 1971).

Taxability of Straw Corporations in Real Estate Transactions (with Charles
Kopp), The Tax Lawyer, Spring 1969, reprinted in Wolfman, Federal Income Taxation of Business Enterprise, 3d Ed., 913 (Little Brown & Co., 1990).

Forces of Taxation, The Ohio CPA, Summer 1968, reprinted as Can the Accounting Profession Lead the Tax System?, The Journal of Accountancy, September 1968).

Tax Incentives: Their Use and Misuse, University of So. Cal. 20th Tax Institute
(1968).

Charity and Equity in Taxation, Alma Mater (Journal of the American Alumni Council), November 23, 1967.

Distinctions Between License and Capital Transaction on Transfer of Patents, New York University 23rd Institute on Federal Taxation (1965).

         THE FOLLOWING IS A LIST OF TESTIMONY GIVEN TO VARIOUS CONGRESSIONAL COMMITTEES AS AN INVITED WITNESS:

United States Senate Budget Committee Hearing on the "Tax Gap," March 31, 1988.

Ways and Means Committee, Oversight Subcommittee, Re: Penalty Provisions of the Internal Revenue Code, March 28, 1988.

Ways and Means Committee, Oversight Subcommittee, Re: FY '87 and '88 Budget for Internal Revenue Service, April 23, 1987.

Ways and Means Committee, Oversight Subcommittee, Re: '86 Supplemental Funding Request for IRS and '87 IRS Budget Request, 99th Cong., 2d Sess., May 12, 1986.

Senate Finance Committee, Hearing on Major Tax Reform, 98th Cong., 2d Sess., August 7, 1984.

Senate Finance Committee, Subcommittees on Taxation and Debt Management and Estate and Gift Taxation, Hearing on DICKMAN v. COMMISSIONER, 98th Cong., 2d Sess., April 4, 1984.

Senate Finance Committee, Hearing on Flat Rate Tax Proposals, 97th Cong., 2d Sess., September 29, 1982.

Ways and Means Committee, Subcommittee on Oversight, Hearing on Abusive Tax Shelters, 97th Cong., 2d Sess., September 28, 1982.

Joint Economic Committee, Subcommittee on Monetary and Fiscal Policy Re: The Flat Tax Rate, 97th Cong., 2d Sess., August 19, 1982.

Hearing on H.R. 6300 - The Tax Compliance Act of 1982, House Ways and Means Committee, 97th Cong., 2d Sess., May 19, 1982.

Hearing on Oversight of Taxpayer Assistance Programs, Senate Committee on Governmental Affairs, Subcommittee on Oversight of Government Management, 97th Cong., 2d Sess., March 24, 1982.

Hearing on Tax Expenditures, Senate Committee on the Budget, 97th Cong., 2d Sess., March 17, 1982.

Hearing on Tax Exemption for Segregated Schools, House Ways and Means Committee, 97th Cong., 2d Sess., February 4, 1982.

Hearing on Section 6103 - Taxpayer Privacy Issues, House Ways and Means Committee, Subcommittee on Oversight, 97th Cong., 1st Sess., December 14, 1981.

Hearing on Commodities Futures, Senate Finance Committee, Subcommittee on Taxation and Debt Management and the Subcommittee on Energy and Agriculture Taxation, 97th Cong., 1st Sess., May 11, 1981.

Hearing on 1982 Internal Revenue Service Budget, House Committee on Ways and Means, Subcommittee on Oversight, 97th Cong., 1st Sess., May 11, 1981.

Hearing on H.R. 1293 and H.R. 1338, House Committee on Ways and Means, 97th Cong., 1st Sess., April 30, 1981.

Tax Reform Hearings, House Ways and Means Committee, 94th Cong., 1st Sess., July 16, 1985.

Hearing on Energy Windfall Profits, Senate Finance Committee, 93rd Cong., 2d Sess., January 22-23, 1974.

Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.